FEDERATED TOTAL RETURN SERIES, INC.

Federated Investors Funds
4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

January 22, 2010

Keith O’Connell
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549-4720

RE:         FEDERATED TOTAL RETURN SERIES, INC. (Registrant)
Federated Total Return Bond Fund (“the Fund”)
1933 Act File No. 33-33852
1940 Act File No. 811-6061

Dear Mr. O’Connell:

The Registrant is filing this correspondence to respond to your comments on its Rule 485(a) Post-Effective Amendment No. 51 submitted via EDGAR on December 2, 2009.

GLOBAL COMMENTS – THE FEDERATED FUNDS

1. In response to your comment regarding the inclusion of a footnote describing the Fund's "broad-based securities market index" (BBSMI), the Registrant believes that including the BBSMI description is consistent with, and actually furthers, the SEC's intent when it adopted this requirement, in that it helps draw appropriate investor attention to the comparison of the fund's returns with those of the BBSMI.  This is particularly the case when the fund includes additional (non-BBSMI) comparisons.  It is unlikely that an investor will be sufficiently familiar with the characteristics of any given BBSMI to understand its import and relevance, and investors might well be expected to disregard information they do not understand.  If the fund were to omit a description of the BBSMI and yet include descriptions of only the additional, non-BBSMI, indexes, we fear that would lead investors to disregard the BBSMI comparison and focus on the other comparisons (which they would be in a better position to understand).  The Registrant also believes that including descriptions of both the BBSMI and additional indexes, by enabling investors to more fully understand the differences in the performance comparisons, is consistent with general notions regarding omission of material information, as well as the intent of Form N-1A.

FEDERATED TOTAL RETURN BOND FUND

1. Under the Summary Section “Investment Objective”, in response to your comment, we have removed all disclosure except the investment objective.

2. The following response relates to the Summary Section “What are the Fund’s Main Investment Strategies?”:

a)
In response to your comments regarding the quality parameters of investment grade and non-investment grade bonds we have inserted the following language, “Investment-grade fixed-income securities are rated in one of the four highest categories (BBB- or higher) by a  nationally recognized statistical rating organization (NRSRO), non-investment grade fixed-income securities are rated in one of the other, lower categories (BB or lower) by a NRSRO, or in either case if unrated, of comparable quality as determined by the Adviser.”

b)
In response to your comment regarding the percentage of the funds investment in investment grade compared to non-investment grade we have inserted the following language, “The Adviser expects that, normally, no more than 15% of the Fund’s total assets will be invested in securities that are rated below investment-grade. However, the Fund may opportunistically invest up to 25% of its total assets in noninvestment grade debt securities (otherwise known as “junk bonds”).”

c)	In response to your comment regarding non-investment grade securities, we have inserted disclosure stating that they are also known as “junk bonds”.

d)	In response to your comment regarding derivatives, we have added a discussion of derivatives and types of derivatives that the Fund invests in, into the summary prospectus.

If you have any questions, please do not hesitate to contact me at (412) 288-6812.

Very truly yours,

/s/ Diane J. Palmer
Diane J Palmer
Paralegal